SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 30, 2006.

Unilens Vision Reports First Quarter Earnings of $0.07 Per Diluted Share

          LARGO, Fla., Nov. 30 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the first quarter of FY2007.

          Net sales, excluding royalty income, for the three months ended September 30, 2006 increased 2% to $1,604,776, compared with $1,569,114 in the first quarter of the previous fiscal year.  The sales increase was primarily the result of continued growth in sales of the Company’s C-Vue multifocal and toric multifocal contact lenses to eye care professionals, while sales of replacement and conventional product lines declined, as anticipated.

          Royalty income for the quarter ended September 30, 2006 increased 7% to $476,550, compared with $447,086 in the first quarter of FY2006. This increase reflects a 14% contractual reduction in the royalty rate paid by Bausch and Lomb on sales of licensed products.

          Income before taxes for the quarter ended September 30, 2006 decreased 3% to $515,183, compared with $528,208 in the prior-year period.  After recording income tax expense of $204,691, Unilens reported net income of $310,492, or $0.07 per diluted share, for the first quarter of FY2007. In the first quarter of FY2006, the Company reported net income of $329,476, or $0.07 per diluted share, after recording income tax expense of $198,732.

          “We are optimistic regarding the outlook for operating results during the current fiscal year,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc., “as sales of our C-Vue disposable multifocal and C-Vue Toric multifocal lenses continue to increase and license royalties from Bausch and Lomb (B&L) provide a healthy stream of profitable revenues.  Sales of the C- Vue disposable and C-Vue Toric multifocal lenses rose more than 7% and 17%, respectively, in the first quarter of Fiscal 2007, while sales of our more mature products declined as projected.”

          “In accordance with our contract with B&L, the rate of royalties paid on licensed product sales was reduced by 14% in the fourth quarter of Fiscal 2006.  Despite the lower royalty rate, higher sales of B&L’s Soflens(R) and PureVision(R) product lines, which utilize our patented technology, allowed our royalty income to reach a new first quarter record in the three months ended September 30, 2006.  No further reductions in royalty rate are scheduled under the contract until November 2016 -- ten years from now.”

          “I am also pleased to report that we recently paid our initial quarterly cash dividend of $0.075 per share, in accordance with a dividend policy adopted by our Board of Directors that is intended to allow our shareholders to share directly in the Company’s future earnings growth,” concluded Vitale. The Company’s initial quarterly cash dividend was paid on November 28, 2006 to shareholders of record at the close of business on November 14, 2006.

          About Unilens Vision Inc. -- “The Eye Care Professionals Specialty Contact Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C- Vue, Unilens, Sof-Form, Aquaflex, SoftCon, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

          (Note: All financial information in this release is stated in U.S. Dollars.)

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Michael Pecora, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FIRST QUARTER - FISCAL 2007
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars)
RESULTS OF OPERATIONS

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005

Sales	$1,604,776	$1,569,114
Cost of sales	830,630	868,644
	774,146	700,470
Expenses	752,707	620,397
Income from operations	21,439	80,073
Other items:
Royalty income	476,550	447,086
Other income	990	1,041
Remeasurement gain	3,377	—
Interest income	12,827	8
	493,744	448,135
Income before tax	515,183	528,208
Income tax expense	204,691	198,732
Net income for the period	$310,492	$329,476
Net income per common share:
Basic	$0.07	$0.08
Diluted	$0.07	$0.07
CASH FLOWS
Provided (used) by:
Operating activities	$330,684	$513,913
Investing activities	(38,125)	(161,210)
Financing activities	(1,113,918)	10,125
Increase (decrease) in cash	$(821,359)	$362,828

BALANCE SHEET

	September 30, 2006	June 30, 2006

Cash	$1,377,651	$2,195,633
Total assets	7,940,488	8,969,222
Current liabilities	771,702	997,010
Total liabilities	771,702	997,010
Stockholders’ equity	$7,168,786	$7,972,212

SOURCE  Unilens Vision Inc.
          -0-                                                  11/30/2006
          /CONTACT:  Michael Pecora, CFO of Unilens Vision Inc., +1-727-544-2531/
          /Web site:  http://www.unilens.com /
          (UVICF UVI UVI.V)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date November 30, 2006	By	/s/ Alfred W. Vitale

	Name:	Alfred W. Vitale
	Title:	President